SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS PURSUANT TO
SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-19235
SUMMIT FINANCIAL CORPORATION (Exact name of Registrant as specified in its charter)
937 North Pleasantburg Drive Greenville, South Carolina 29602 (864) 242-2265 (Address and telephone number of Registrant's principal executive offices)
Common Stock, $1.00 Par Value (Title of each class of securities covered by this Form)
None (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) ☒	Rule 12h-3(b)(1)(i) ☒
Rule 12g-4(a)(1)(ii) ☐	Rule 12h-3(b)(1)(ii) ☐
Rule 12g-4(a)(2)(i) ☐	Rule 12h-3(b)(2)(i) ☐
Rule 12g-4(a)(2)(ii) ☐	Rule 12h-3(b)(2)(ii) ☐
Rule 15d-6 ☐

Approximate number of holders of record as of the certification or notice date:     0

Pursuant to the requirements of the Securities Exchange Act of 1934, FIRST CITIZENS BANK AND TRUST COMPANY, INC., as successor by merger to SUMMIT FINANCIAL CORPORATION, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

FIRST CITIZENS BANK AND TRUST COMPANY, INC.
as successor by merger to Summit Financial Corporation
Date: July 11, 2005	By: /s/ Craig L. Nix
Craig L. Nix
Chief Financial Officer